UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)


                              New Plan Realty Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Shares of Beneficial Interest, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   337400 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


           Mr. Geoffrey R. Henry                    Copies to:
          MNOPF Trustees Limited                 Michael M. Maney
       Ashcombe House, The Crescent            Sullivan & Cromwell
       Leatherhead, Surrey KT22 8LQ              125 Broad Street
                  England                    New York, New York 10004
             (44-1372) 386000                     (212) 558-3800
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 17, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                                               SEC 1746(12-91)

                               Page 1 of 22 Pages

                                  SCHEDULE 13D

--------------------
CUSIP NO. 337400 10 5                           Page    2    of    19    Pages
                                                     -------    --------
--------------------
------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MNOPF Trustees Limited
         No SS or IRS I.D. No.
------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                   (a)  [  ]

                                                   (b)  [  ]
------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------
 4.      SOURCE OF FUNDS

         N/A
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                        [  ]
------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         England
------------------------------------------------------------
                   7.       SOLE VOTING POWER
  NUMBER OF                  2,893,954*
    SHARES         ----------------------------------------
BENEFICIALLY       8.       SHARED VOTING POWER
  OWNED BY                   None
    EACH           ----------------------------------------
 REPORTING         9.       SOLE DISPOSITIVE POWER
   PERSON                    2,893,954*
    WITH           ----------------------------------------
                   10.      SHARED DISPOSITIVE POWER
                                  None
------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

           2,893,954*
------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
           [  ]
------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.97%
------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

           EP
------------------------------------------------------------
----------------
* These Shares do not include 6,000 Shares which were inadvertently included in previous Schedule 13D filings as beneficially owned by MNOPF Trustees Limited. Please see Item 5 below describing beneficial ownership of the Shares.

                               Page 2 of 22 Pages

                                  SCHEDULE 13D

            This Amendment No. 7 to Schedule 13D (the

"Amendment") is filed by MNOPF Trustees Limited (the

"Trustee"), on behalf of Merchant Navy Officers Pension

Fund (the "Fund") pursuant to Rule 13d-2(a) under the

Securities Exchange Act of 1934, as amended, as an amendment to and restatement of the Schedule 13D filed by the Trustee on

December 28, 1981, as amended, with respect to the shares

of beneficial interest of New Plan Realty Trust.  Statements previously made by the Trustee pursuant to such Schedule

13D, as amended, that have been superseded by subsequent

events reported therein have been deleted.  The following

statements do not purport to be complete and are qualified

in their entirety by reference to all of the provisions of

the documents referred to herein and filed as exhibits

hereto.

Item 1.  Security and Issuer.
------   -------------------

           This Amendment relates to the shares of

beneficial interest, no par value (the "Shares"), of New Plan Realty

Trust, an unincorporated association operating under a

declaration of trust under the laws of Massachusetts

("NPRT"), the principal executive offices of which are

located at 1120 Avenue of the Americas, New York, New York

10036.

                               Page 3 of 22 Pages

Item 2.  Identity and Background.
------   -----------------------

          This Amendment is filed by the Trustee, the principal business and offices of which are located at Ashcombe House, The Crescent, Leatherhead,

Surrey KT22 8LQ, England. The Trustee acts as trustee for the Fund, and all investments of the Fund are held in the name of the Trustee. The Trustee and the

Fund exist under English law. The Fund was created in 1938 to provide pensions for officers of the British Merchant Navy upon retirement.

          The directors of the Trustee have overall responsibility for the assets of the Fund. The information required by this Item 2 with respect to the executive officers of the Fund and the Directors of the Trustee is furnished in Annex A attached hereto and incorporated herein by reference. Each executive officer and director of the Trustee is a citizen of the United Kingdom.

          During the last five years neither the Trustee nor the Fund nor, to the best knowledge and belief of the Trustee and the Fund, any of the persons identified in Annex A, has been (i) convicted in a criminal proceeding

(excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Fund and Other Consideration.
------   -------------------------------------------------

           Inapplicable.


                               Page 4 of 22 Pages

Item 4.  Purpose of Transaction.
------   ----------------------

         The Shares of NPRT beneficially owned by the Fund were

purchased by the Fund for investment purposes, but the Trustee determined at the end of 1992 that it would be prudent to reduce the Fund's holdings in order to diversify the Fund's portfolio and improve liquidity. Accordingly, the Trustee sold 2,500,000 Shares on March 17, 1993 to Underwriters in a registered public offering, and an additional 265,292 Shares on March 23, 1993, pursuant to an over-allotment option granted to the Underwriters. On each of August 1 and

September 27, 1995, respectively, the Fund sold for cash 10,000 Shares to a single broker/dealer. Commencing on November 27, 1996, the Fund began selling

Shares in the open market, culminating in sales on January 14, 1997 (settlement date January 17, 1997), which triggers this filing.

          As of the date of this Amendment, the Fund does not have any plan or proposal which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D, other than the following:

         1. Pursuant to an agreement dated August 18, 1995, between NPRT and the

Trustee (the "Letter Agreement"), the parties agreed to terminate the purchase agreement dated December 17, 1981, between NPRT and the Fund (which agreement had previously been filed). The Letter Agreement is filed as an exhibit hereto and incorporated into this Item 4 by reference.



                               Page 5 of 22 Pages

         2. Pursuant to Section 2 of an agreement, dated December 17, 1981 (the

"Agreement"), among NPRT, the Fund, and William Newman, Joseph Newman and Melvin

Newman (the "Newmans"), the parties agreed that so long as a Newman or Arnold

Laubich was a key executive of NPRT, the Fund would not sell any Shares without giving to NPRT and the Newmans, respectively, a right of first refusal to purchase the Shares. The Agreement was terminated by a Termination Agreement,

dated March 1, 1994 (the "Termination Agreement"), among NPRT, the Trustee and the Newmans. The Termination Agreement is filed as an exhibit hereto and incorporated into this Item 4 by reference.


Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

           As of the date hereof, the Fund beneficially owns 2,893,954

Shares, representing 4.97% of the Outstanding Shares (based on the NPRT 1996

Annual Proxy Statement). These Shares do not include 6,000 Shares which were inadvertently included in previous Schedule 13D filings as benefically owned by the Fund. The 6,000 Shares are beneficially owned by MNOPF Staff Fund (the

"Staff Fund"), a pension fund that provides pensions for certain officers of the

Trustee upon retirement. These Shares are registered in the name of Cede & Co.

and held at The Depository Trust Company of New York in a separate account. The investments of the Staff Fund are managed by a United Kingdom-based investment management company. Neither the Trustee nor the Fund exercises, directly or indirectly, voting or investment power over the 6,000 Shares beneficially owned



                               Page 6 of 22 Pages
by the Staff Fund. Annex B hereto sets forth Purchases and Sales of Shares of

NPRT by the Fund and is incorporated herein by reference. On January 17, 1997,

the Fund ceased to be a beneficial owner of more than 5% of the outstanding

Shares.

          The Fund has the sole power to vote, or to direct the voting of, and the sole power to dispose, or to direct the disposition of, the Shares beneficially owned by the Fund.

          Other than the Shares beneficially owned by the Fund, neither the Fund nor any of its executive officers or the directors of the Trustee are the beneficial owners of, nor do any of them have the right to acquire, directly or indirectly, any Shares.

          Other than the transactions set forth in Annex B hereto,

neither the Fund nor, to the best knowledge and belief of the Fund, any of the persons identified in Annex A hereto, has been party to any transactions in the

Shares during the sixty-day period ending on the date of this Amendment.


Item 6.  Contracts, Arrangements or Understandings
------   with Respect to Securities of the Issuer.
         ----------------------------------------

          Except for the Letter Agreement and the Termination Agreement

described in Item 4, neither the Fund nor any of its executive officers or the directors of the Trustee have any contract, arrangements or understandings with any person with respect to any securities of NPRT.


                               Page 7 of 22 Pages

Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

Exhibit 1 Letter Agreement, dated August 18, 1995, between MNOPF Trustees Limited and
             New Plan Realty Trust.

Exhibit 2 Termination Agreement, dated March 1, 1994, between New Plan Realty Trust, MNOPF Trustees
             Limited and William Newman, Joseph Newman and Melvin Newman.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 1997

                                    MNOPF TRUSTEES LIMITED

                                    By_______________________________
                                      Geoffrey R. Henry
                                      Chief Executive



                           Page 8 of 22 Pages

                           ANNEX A TO SCHEDULE 13D OF
                     THE MERCHANT NAVY OFFICERS PENSION FUND

                       Directors and Executive Officers of
                     The Merchant Navy Officers Pension Fund
                     ---------------------------------------



Trustees                                                  Present principal
Name                     Business Address                 occupation & employer
--------                 ----------------                 ---------------------
                         (all addresses are in England)

ATTWOOD, Laurance        National Union of Marine         National Secretary
William                  Aviation & Shipping              NUMAST
                         Transport Officers
                         Nautilus House
                         Mariners Park
                         Wallasey
                         Merseyside L45 7PH

BERRY, Ian Robert        The Maersk Company               Managing Director
                         (I0M) Limited                    The Maersk Co (IOM)
                         Portland House                   Ltd
                         Station Road
                         Ballasalla
                         ISLE OF MAN 4QL

BOND, Derek Richard      29 Dunraven Road                 Retired, former Union
                         Little Neston                    official
                         South Wirral
                         L64 9QT

CORNTHWAITE,             Blue Star Line Ltd               Finance Director
Christopher John         Albion House                     Blue Star Line Ltd
                         20 Queen Elizabeth Street
                         London SE1 2LS

CROSSMAN, John           The Old Vicarage                 Retired, Company
Malcolm                  Church Hill                      Secretary P&O
                         Ramsey
                         Harwich
                         Essex C0 12 5EU



                               Page 9 of 22 Pages

Trustees                                                 Present principal
Name                     Business Address                occupation & employer
--------                 ----------------                ---------------------
                         (all addresses are in England)

CUNNINGHAM, C.           P&O European Ferries Ltd        Finance Director
                         Channel House                   P&O European
                         Channel View Road               Ferries Ltd
                         Dover, CT17 9TJ
                         England

EVERARD, William Derek   F T Everard & Sons Ltd          Managing Director
(Vice Chairman)          The Wharf                       F T Everard & Sons
                         Greenhithe                      Ltd
                         Kent DA9 9NW

HARRISON, William        National Union of Marine        National Secretary
                         Aviation & Shipping             NUMAST
                         Transport Officers
                         Oceanair House
                         750/760 High Road
                         Leytonstone
                         London  E11 3BB

JONES, Christopher       P&O European Ferries Ltd.       2nd Engineer Officer
                         8 Dourside                      P&O
                         River
                         Dover
                         Kent CT17 OUX

McEWEN, Peter Gerard     National Union of Marine        Deputy General
                         Aviation & Shipping             Secretary
                         Transport Officers              NUMAST
                         Oceanair House
                         750/760 High road
                         Leytonstone
                         London E11 3BB

MARCHANT, F.M.           P&O Steam Navigation            Director-Marine Affairs
(Captain)                Company                         P&O Steam Navigation
                         22nd Floor                      Company
                         The London Television Centre
                         58-72 Upper Ground
                         London SE1 9P



                               Page 10 of 22 Pages

Trustees                                                 Present principal
Name                     Business Address                occupation & employer
--------                 ----------------                ---------------------
                         (all addresses are in England)

NEWMAN, Paul John        57 Park Road                    Retired, former Union
(Chairman)               Brentwood                       official
                         Essex
                         CM14 4TX

ORRELL, Brian David      National Union of Marine         General Secretary
                         Aviation & Shipping              NUMAST
                         Transport Officers
                         Oceanair House
                         750/760 High Road
                         Leytonstone
                         London  E11 3BB

PRATT, Peter Charles     The John Ellerman Foundation     Director & Secretary
                         Suite 10, Aria House             The John Ellerman
                         23 Craven Street                   Foundation
                         London WC2N 5NT




-------------------------------------------------------------------------------
ALTERNATE DIRECTORS

HICKS, Grahame Robert    National Union of Marine         Official
                         Aviation & Shipping Transport    NUMAST
                         Officers
                         Oceanair House
                         750/760 High Road
                         Leytonstone
                         London E11 3BB

HOWARD, Martyn Philip    National Union of Marine         Official
                         Aviation & Shipping              NUMAST
                         Transport Officers
                         Oceanair House
                         750/760 High Road
                         Leytonstone
                         London E11 3BB


                             Page 11 of 22 Pages

Trustees                                                 Present principal
Name                     Business Address                occupation & employer
--------                 ----------------                ---------------------
                         (all addresses are in England)

LOMAS, Robert            The Chamber of Shipping          Manager
                         Carthusian Court                 The Chamber of
                         12 Carthusian Street             Shipping
                         London  EC1M 6EB

LUSTED, John             The  Chamber of Shipping         Deputy General
                         Carthusian Court                 Secretary
                         12 Carthusian Street             NUMAST
                         London EC1M 6EB

ROGERS, Martin Roger     National Union of Marine         Official
                         Aviation & Shipping              NUMAST
                         Transport Officers
                         Oceanair House
                         750/760 High Road
                         Leytonstone
                         London E11 3BB








                               Page 12 of 22 Pages

Trustees                                                 Present principal
Name                     Business Address                occupation & employer
--------                 ----------------                ---------------------
                         (all addresses are in England)

EXECUTIVE OFFICERS

HENRY, Geoffrey          Ashcombe House                  Chief Executive of the
Ronald                   The Crescent                    Fund & Trustee Company
                         Leatherhead
                         Surrey  KT22 8LQ

ADAMSON, Mark            Ashcombe House                  Secretary to the Fund
Henzell                  The Crescent                    & Trustee Company
                         Leatherhead
                         Surrey  KT22 8LQ









                               Page 13 of 22 Pages

                           ANNEX B TO SCHEDULE 13D OF
                             MNOPF TRUSTEES LIMITED


                  The following is a list of purchases and sales of Shares of Beneficial Interest, No Par Value, of New Plan Realty Trust. Except as indicated by footnotes, all such purchases were made on the American Stock Exchange, and except as indicated by footnotes, all sales were made on the New York Stock Exchange. Dates are trade dates, not settlement dates.


                Date            Shares Purchased                  Price
                ----            ----------------                  -----

                1981
                ----

               12-24*               910,000                      $16.000


                1982
                ----

                2/1                     500                       13.250

                2/3                   3,000                       13.250

                                      1,000                       13.750
                2/4

                2/5                   1,300                       13.750
                                        900                       14.000

                2/8                   2,500                       14.000

                2/9                     400                       13.750
                                        300                       13.825
                                      2,200                       14.000



                2/10                    300                       13.750


                2/12                    700                       13.625

                2/16                    600                       13.500

                2/17                    100                       13.500

                2/18                    300                       13.375

                2/19                    400                       13.750
                                        200                       13.625

--------
* Shares purchased from New Plan Realty Trust pursuant to the Purchase Agreement, which is Exhibit 1 to Amendment No. 6 to Schedule 13D filed on March 23, 1993.

                               Page 14 of 22 Pages

         Date                     Shares Purchased              Price
         ----                     ----------------              -----

         1982
         ----

         2/22                             200                 $13.625

         2/23                             200                  13.625

         2/24                             200                  13.625

         2/26                             300                  13.750

         3/1                            1,100                  13.750

         3/2                            1,500                  13.750
                                          200                  13.625

         3/3                              500                  13.625
                                          800                  13.500
                                          500                  13.375

         3/4                              200                  13.250
                                          300                  13.000
                                        1,000                  13.375

         3/8                              600                  13.000
                                          700                  13.250

         3/9                              400                  12.625

         3/10                             300                  13.125
                                          300                  13.375
                                          700                  13.000

         3/15                             500                  13.750

         3/16                             600                  13.750

         3/18                             500                  13.750

         3/19                             700                  13.750

         3/22                           1,700                  13.250

         4/1                            1,500                  14.000

         4/2                              700                  13.750

         4/5                              200                  13.750

         4/6                            4,600                  14.000

         4/7                            3,000                  14.000

         4/8                            3,500                  14.000

         4/12                             800                  14.000

         4/13                             500                  14.000
                                          200                  13.750


                               Page 15 of 22 Pages

         Date                     Shares Purchased              Price
         ----                     ----------------              -----

         1982
         ----

         4/14                             600                  13.750

         4/16                           1,100                  14.000

         4/19                             400                  14.000

         4/20                           3,000                  14.000

         4/21                           3,400                  14.000

         4/22                           1,000                  14.000

         4/23                             600                  14.000

         4/26                           1,000                  14.000

         5/4                            2,500                  14.625
                                          400                  14.500

         5/7                              200                  15.000

         5/11                           1,500                  15.000

         5/12                           1,100                  15.250

         5/13                           3,000                  15.500
                                          200                  15.625

         5/27                           1,300                  14.625

         5/28                           2,000                  14.625

         6/9                              200                  15.250
                                          300                  15.125

         6/10                             800                  15.125

         6/11                             200                  15.250

         6/14                             700                  15.500

         6/15                             200                  15.750
                                          900                  15.500

         6/16                             500                  15.375

         6/17                           2,500                  15.500

         6/18                           2,500                  15.375

         6/21                             100                  15.500

         6/22                           4,400                  15.625
                                          500                  15.500


                               Page 16 of 22 Pages

         Date               Shares Purchased              Price
         ----               ----------------              -----

         1982
         ----

         9/24*                 106,270                    16.000


         1983
         ----

         2/11**             $5,000,000                  $4,851,050
                         Convertible Debs.
                          (converted into
                          416,666 Shares)

         1984
         ----

         4/25***          536,667 Shares                    10.55

         1985
         ----

         11/26****          $16,700,000                  $16,325,235.76
                         Conv. Sub. Debs.
                        (converted 3/11/88
                          into 1,453,437
                              Shares)

         1989
         ----

         5/17*****       1,100,000 Shares                   14.875


   --------
   * Shares purchased from New Plan Realty Trust pursuant to the Purchase Agreement, which is Exhibit 1 to Amendment No. 6 to Schedule 13D filed on March 23, 1993.

   ** Convertible Debentures purchased from New Plan Realty Trust pursuant to the Debenture Purchase Agreement, which is Exhibit 3 to Amendment No. 6 to Schedule 13D filed on March 23, 1993.

   *** Shares purchased from New Plan Realty Trust pursuant to Stock Purchase Agreement, which is Exhibit 4 to Amendment No. 6 to Schedule 13D filed on March 23, 1993.

   **** Convertible Subordinated Debentures purchased from New Plan Realty Trust pursuant to Debenture Purchase Agreement, which is Exhibit 5 to Amendment No. 6 to Schedule 13D filed on March 23, 1993.

   ***** Shares purchased from New Plan Realty Trust pursuant to Share Purchase Agreement, which is Exhibit 6 to Schedule 13D filed on March 23, 1993.




                               Page 17 of 22 Pages

         Date            Shares Sold                   Price
         ----            -----------                   -----

         1993
         ----

         3/17*            2,500,000                     23.815

         3/23*              265,292                     23.495**



         1994
         ----



         1995
         ----

         8/1                 10,000                      21.75

         9/27                   300                      21.125
                              5,500                      22.000
                              4,200                      21.875

         1996
         ----

         11/27               20,000                      23.250
                             27,000                      23.125
                             72,800                      23.000

         11/29               10,200                      23.000

         12/02                2,000                      23.125
                             25,000                      23.000

         12/03                1,600                      23.125
                              8,000                      23.000

         12/04                3,400                      23.000

         12/06               10,000                      23.000

         12/09               30,000                      23.125
                             40,000                      23.000

--------
* Shares sold pursuant to the Purchase Agreement, which is Exhibit 7 to Amendment No. 6 to Schedule 13D filed on March 23, 1993.

**Ex-dividend of $0.32 payable to holders of record on March 17, 1993.




                               Page 18 of 22 Pages

         Date            Shares Sold                   Price
         ----            -----------                   -----

         1996
         ----

         12/12                33,000                   23.875
                              13,300                   23.750

         12/13                33,700                   23.750

         12/16                20,000                   23.875
                              20,000                   23.750

         12/18                   500                   23.875
                              81,300                   23.750
                              25,000                   23.625

         12/19                16,300                   23.750
                              56,900                   23.625

         1997
         ----

          1/14             1,040,000                   23.500





                               Page 19 of 22 Pages